Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

06013306

2 May 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

PROCESSED
MAY 1 1 2006
THOMSON
FINANCIAL

SUPPL

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b)
Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
Manager Secretariat and Shareholder Relations

Enc.

Tabcorp
the bigger better game

2 May 2006

Benefits to flow from integration of NSW and Victorian wagering businesses

Tabcorp today welcomed the introduction of a Bill into the NSW Parliament that will allow for the integration of the TAB wagering businesses previously conducted independently in New South Wales and Victoria.

The integration project has been one of Tabcorp's major initiatives since its acquisition of Tab Limited in NSW in 2004 and will deliver significant benefits to stakeholders in New South Wales and Victoria.

When passed by State Parliament, the *Totalizator Legislation Amendment – Inter Jurisdictional Processing of Bets Bill 2006* will allow the integration project and its associated benefits to be realised.

The objective of the integration project is the removal of duplication and the identification and extraction of synergies. The key elements are:

- The head office for Tabcorp's wagering businesses and associated management/personnel having been established in Ultimo, NSW.
- Integration of Call Centre Operations in Granville, NSW, including the creation of 300 additional jobs.
- Tabcorp's sports betting and national TAB fixed odds race betting to be managed from Ultimo, NSW.
- Introduction of common betting products in both states.
- Replacement of the ageing NSW "betting engine" computers in Ultimo and Granville and creation of common wagering system operating platforms for both NSW and Victorian TAB. This will result in the development of state-of-the-art wagering software systems.

Tabcorp's Managing Director and Chief Executive Officer Matthew Slatter said there would be a number of beneficiaries from the integration project.

"The integration of the businesses will deliver significant benefits to the racing industry, Tabcorp customers and State Governments," Mr Slatter said.

"Our customers will enjoy new betting products and benefit from an enhanced wagering system. The integration will also enable the NSW and Victorian racing industries to gain from cost synergy benefits.

"The integration is part of Tabcorp's strategy to position itself for future growth and ensure the company is 'match fit' for the future."

The integration project is scheduled to be completed in September 2006. The synergies target for full integration remains unchanged at $34.9 million with $23 million in synergies expected to be achieved in the current financial year.

For more information, please contact:
Nicholas Tzaferis, Media and Government Relations, 03 9868 2529
Bruce Tobin, General Manager Corporate Affairs, 03 9868 2508